Exhibit 99.2

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholders

of Nami Holding (Cayman) Co., Ltd.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of Nami Holding (Cayman) Co., Ltd. and subsidiaries (the “Company”) as of December 31, 2019 and 2018, and the related consolidated statements of operations and comprehensive income (loss), changes in shareholders’ equity (deficit), and cash flows for each of the years in the two-year period ended December 31, 2019, and the related notes (collectively referred to as the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2019, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits, we are required to obtain an understanding of internal control over financial reporting, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion

/s/ Wei, Wei & Co., LLP

We have served as the Company’s auditor since 2019

Flushing, NY

December 31, 2020

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

AS OF DECEMBER 31, 2019 AND 2018

(EXPRESSED IN US DOLLARS)

	2019	2018
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$2,114,418	$415,486
Accounts receivable, net	2,928,776	38,125
Short-term investments	-	191,404
Loans to third parties	5,620,821	-
Prepayments and other current assets	516,901	535,094
TOTAL CURRENT ASSETS	11,180,916	1,180,109

NON-CURRENT ASSETS
Property and equipment, net	488,732	357,856
Intangible assets, net	118,892	15,076
Long-term deposits	170,214	21,669
Operating lease right-of-use assets	1,657,398	-
Deferred tax assets, net	230,987	1,659,276
TOTAL NON-CURRENT ASSETS	2,666,223	2,053,877
TOTAL ASSETS	$13,847,139	$3,233,986

LIABILITIES
CURRENT LIABILITIES
Accounts payable	$330	$1,091
Advances from customers	-	259,656
Other payables	290,380	435,116
Salary payable	1,196,715	822,001
Taxes payable	577,104	629,083
Due to related parties	-	11,761,903
Operating lease liabilities - current	776,786	-
TOTAL CURRENT LIABILITIES	2,841,315	13,908,850

Operating lease liabilities – non-current	883,451	-
TOTAL LIABILITIES	3,724,766	13,908,850

SHAREHOLDERS’ EQUITY (DEFICIT):
Common share, $1 par value, 50,000 shares authorized; 50,000 and no shares issued and outstanding as of December 31, 2019 and 2018, respectively	50,000	50,000
Subscription receivable	-	(50,000)
Additional paid-in capital	17,104,130	-
(Deficit)	(7,499,438)	(10,954,073)
Accumulated other comprehensive income	467,681	279,209
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	10,122,373	(10,674,864)

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIT)	$13,847,139	$3,233,986

The accompanying notes are an integral part of these consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS AND COMPREHENSIVE INCOME (LOSS)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN US DOLLARS)

	For the Year Ended December 31,
	2019	2018

REVENUE	$18,911,009	$11,407,879

COST OF REVENUE AND RELATED TAX
Cost of revenue	(8,599,498)	(11,997,943)
Business and sales related tax	(183,574)	(132,841)
GROSS PROFIT (LOSS)	10,127,937	(722,905)

OPERATING EXPENSES
Selling expenses	3,630,588	2,055,517
General and administrative expenses	1,841,425	1,608,722
Total operating expenses	5,472,013	3,664,239
INCOME (LOSS) FROM OPERATIONS	4,655,924	(4,387,144)

OTHER INCOME (EXPENSE)
Financial expenses	(43,359)	(6,847)
Investment income	8,433	18,934
Other income, net	253,037	(39,778)
Total other income (expense), net	218,111	(27,691)

INCOME (LOSS) BEFORE INCOME TAXES	4,874,035	(4,414,835)

PROVISION (BENEFIT) FOR INCOME TAXES
Current income tax provision	737	5,518
Deferred tax provision (benefit)	1,418,663	(224,645)
Total income tax provision (benefit)	1,419,400	(219,127)

NET INCOME (LOSS)	$3,454,635	$(4,195,708)

OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	188,472	539,517

TOTAL COMPREHENSIVE INCOME (LOSS)	$3,643,107	$(3,656,191)

Net income (loss) per common share-basic and diluted	$69.09	$(83.91)
Weighted average number of shares outstanding-basic and diluted	50,000	50,000

The accompanying notes are an integral part of these consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY (DEFICIT)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN US DOLLARS)

	Common Stock		Subscription	Additional		Other Comprehensive	Total Shareholders’
	Quantity	Amount	Receivable	Paid-in Capital	(Deficit)	Income (Loss)	Equity (Deficit)
Balance at January 1, 2018	50,000	$50,000	$(50,000)	$-	$(6,758,365)	$(260,308)	$(7,018,673)
Net (loss)	-	-		-	(4,195,708)	-	(4,195,708)
Foreign currency translation income	-	-		-	-	539,517	539,517
Balance at December 31, 2018	50,000	50,000	(50,000)	-	(10,954,073)	279,209	(10,674,864)

Capital contributions by shareholders	-		50,000	17,104,130	-	-	17,154,130
Net income	-	-		-	3,454,635	-	3,454,635
Foreign currency translation income	-	-		-	-	188,472	188,472
Balance at December 31, 2019	50,000	$50,000	$-	$17,104,130	$(7,499,438)	$467,681	$10,122,373

The accompanying notes are an integral part of these consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN US DOLLARS)

	For the year ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,454,635	$(4,195,708)
Adjustments to reconcile net income (loss) to net cash provided by (used in) operating activities:
Depreciation and amortization	282,845	265,475
Noncash operating lease expense	402,934	-
Loss from disposal of properties	80,717	73
Non-cash investment income	-	(17,552)
Gain on investment	(4,006)	-
Deferred tax expense (benefits)	1,418,663	(224,645)
Changes in operating assets and liabilities:
Accounts receivable, net	(2,913,597)	(39,662)
Prepayments and other current assets	46,983	268,908
Long-term deposits	(149,970)	(22,543)
Accounts payable	(753)	(295,580)
Advance from customers	(258,431)	(190,575)
Other payables	(140,425)	317,515
Salary payable	387,896	22,160
Operating lease right of use assets	(860,657)	-
Operating lease liabilities	423,267	-
Taxes payable	(79,859)	544,772
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	2,090,242	(3,567,362)

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment	(492,302)	-
Purchase of intangible assets	(112,433)	(3,137)
Proceeds from sale of short-term investment	190,501	-
Purchase of short-term investment	-	(181,571)
Repayments of third party loans	-	140,263
Loans to third parties	(5,664,515)	-
NET CASH (USED IN) INVESTING ACTIVITIES	(6,078,749)	(44,445)

CASH FLOWS FROM FINANCING ACTIVITIES:
Loans from related parties	-	3,934,029
Repayment of loans from related parties	(11,706,398)	-
Capital contributions from shareholders	17,154,130	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	5,447,732	3,934,029

EFFECT OF EXCHANGE RATE CHANGE ON CASH	239,707	36,344
NET INCREASE IN CASH	1,698,932	358,566
CASH — beginning of year	415,486	56,920
CASH — end of year	$2,114,418	$415,486

The accompanying notes are an integral part of these consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS (CONTINUED)

FOR THE YEARS ENDED DECEMBER 31, 2019 AND 2018

(EXPRESSED IN US DOLLARS)

SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$734	$394
Cash paid for interest	$-	$-

SUPPLEMENTAL DISCLOSURE OF NON-CASH ACTIVITIES
Increase of right of use asset and related lease liability	$1,056,917	$-

The accompanying notes are an integral part of these consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 1 – BUSINESS DESCRIPTION

Organization and description of business

Nami Holding (Cayman) Co., Ltd. (“Nami Cayman”) is a limited company established under the laws of the Cayman Islands on April 29, 2019 by Nami Holding (BVI) Co., Ltd. (“Nami BVI”). Nami BVI was incorporated in the British Virgin Islands on April 9, 2019 by the controlling shareholder of Nami Shanghai, Jinbao Li. On May 02, 2019, the Company set up a wholly owned subsidiary, Nami Holding (Hong Kong) Co., Limited (“Nami HK”) in Hong Kong.  On August 23, 2019, Nami HK set up a wholly owned subsidiary, Shanghai Naqing Enterprise Management Co., Ltd. (“Naqing”) in the People’s Republic of China (“PRC”).

Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”) was incorporated on June 04, 2015 in the PRC. Since November 25, 2019, Nami Shanghai was owned by the Controlling shareholder, Jinbao Lin, and another foreign shareholder, Mr. Xin Liu, by holding shares of 85% and 15%, respectively. Nami Shanghai is the main operating entity that provides intermediary matching services between financial products providers and qualified investors of various financial products offered by underwriters, financial institutions or underlying financial product providers in the People’s Republic of China (“PRC”).

As described below, Nami Cayman, through a series of transactions which have been accounted for as a reorganization of entities under common control (the “Reorganization”), became the ultimate parent entity of its subsidiaries and its variable interest entity (“VIE”), Nami Shanghai. Accordingly, the Company consolidates its wholly owned subsidiaries and Nami Shanghai’s operations, assets, and liabilities. Nami Cayman, its subsidiaries and VIE are hereinafter collectively referred to as the “Company”.

Reorganization

The following transactions were undertaken to reorganize the legal structure of the Company.

Effective on April 29, 2020, shareholders of Nami Shanghai and Naqing entered into a series of contractual agreements (“VIE Agreements” which are described below). As a result, Naqing has been determined to be the primary beneficiary of Nami Shanghai, and accordingly, the Company consolidates Nami Shanghai as its VIE.

Since the Company and its subsidiaries and VIE are effectively controlled by the same group of shareholders before and after the Reorganization, they are considered under common control. The consolidation of the Company and its subsidiaries and VIE have been accounted for at historical cost and prepared on the basis as if the aforementioned transactions had become effective as of the beginning of the first period presented in the consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 1 – BUSINESS DESCRIPTION (CONTINUED)

As of December 31, 2019, the Company’s consolidated subsidiaries and VIE are as follows:

	Date of incorporation	Place of incorporation	Percentage of ownership	Principal activities
Wholly owned subsidiaries
Nami Holding (Hong Kong) Co., Limited (“Nami HK”)	May 02, 2019	Hong Kong	100%	Investment holding

Shanghai Naqing Enterprise Management Co., Ltd ("Naqing”)	April 10, 2019	PRC	100%	Investment holding

VIE
Nami Shanghai Financial Consulting Co., Ltd (“Nami Shanghai”)	June 04, 2015	PRC	Consolidated VIE	Providing intermediary matching services between financial product providers and qualified investors

The VIE arrangements with Nami Shanghai

Foreign ownership of internet-based businesses, including distribution of online information is subject to restrictions under current PRC laws and regulations. The Company is a Cayman Islands Company and Naqing (its PRC subsidiary) are considered foreign invested enterprises. To comply with these regulations, the Company conducts its operating activities in the PRC through its VIE, Nami Shanghai.

Naqing has entered into the following contractual arrangements with the shareholders of Nami Shanghai, that enable the Company to (1) have power to direct the activities that most significantly affects the economic performance of Nami Shanghai and (2) receive the economic benefits of Nami Shanghai. The Company is fully and exclusively responsible for the management of Nami Shanghai, assumes all of its risk of losses and has the exclusive right to exercise all voting rights of Nami Shanghai’s shareholders. Therefore, in accordance with Financial Accounting Standards Board (“FASB”) Accounting Standards Codification (“ASC”) ASC 810 “Consolidation”, the Company is considered the primary beneficiary of Nami Shanghai and has consolidated its assets, liabilities, results of operations, and cash flows in the accompanying consolidated financial statements.

Management and Consulting Service Agreement

Under the Consulting Services Agreement dated April 29, 2020, Naqing has the exclusive right to provide management and consulting and other services to Nami Shanghai for a consulting service fee and agrees to authorize Nami Shanghai to use the technologies and related intellectual property rights held by Naqing. Nami Shanghai agrees to pay Naqing or its designated agent for its management and consulting services in an amount equivalent to all Nami Shanghai’s net profits after tax. The agreement shall be effective as of the date of the agreement and shall remain effective until the date when Naqing terminates such agreement or Nami Shanghai ceases to exist.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 1 – BUSINESS DESCRIPTION (CONTINUED)

Equity Interest Pledge Agreements

Pursuant to the Equity Interest Pledge Agreements, each Shareholder of Nami Shanghai agreed to pledge their equity interest in Nami Shanghai to Naqing to secure the performance of the Nami Shanghai’s obligations under the Trades, Technologies & Management and Consulting Service Agreements and any such agreements to be entered into in the future. Shareholders of VIEs agreed not to transfer, sell, pledge, dispose of or otherwise create any encumbrance on their equity interests in VIEs without the prior written consent of Naqing. The Pledges became effective on such date when the pledge of the Equity Interest contemplated herein were registered with relevant administration for industry and commerce (the “AIC”) and remain effective until all contract obligations have been fully performed and all secured indebtedness has been fully paid.

Voting Rights Proxy Agreement.

Under the Voting Rights Proxy Agreement, each shareholder of Nami Shanghai irrevocably authorizes Naqing to exercise rights and powers as shareholders of Nami Shanghai, including but not limited to, convening and attending shareholders’ meetings, voting on all matters of Nami Shanghai requiring shareholder approval and appointing directors and senior management members. The Voting Rights Proxy Agreements will remain in force unless otherwise terminated in writing by Naqing or with the written consent of all parties.

Exclusive Call Option Agreement.

Under the Exclusive Call Option Agreement, Nami Shanghai and its shareholders have irrevocably granted Naqing an exclusive option to purchase, or authorize their designated persons to purchase all or part of each shareholder’s equity interests. The purchase price shall be equal to the minimum price required by the relevant PRC laws. Without prior written consent of Naqing, Nami Shanghai shall not among other things, amend its articles of association, sell or otherwise dispose of its assets or beneficial interests, enter into transactions which may adversely affect its assets, liabilities, business operations, equity interests and other legal interests, or merge with any other entities or make any investments, or distribute dividends. Naqing has right to transfer the rights and obligations pursuant to the Exclusive Call Option Agreement to any third party, which does not require any prior consent of Nami Shanghai and its shareholders. The Exclusive Call Option Agreement will remain effective until Naqing terminates this agreement with 30 days advance notice.

The Company’s ability to conduct its financial services business may be negatively affected if the PRC government were to carry out of any of the aforementioned actions. As a result, the Company may not be able to consolidate Nami Shanghai in its consolidated financial statements as it may lose the ability to exert effective control over Nami Shanghai and its respective shareholders and it may lose the ability to receive its economic benefits. The Company, however, does not believe such actions would result in the liquidation or dissolution of Nami Cayman, its subsidiaries and VIE.

The interests of the shareholders of the VIE may diverge from that of the Company and that may potentially increase the risk that they would seek to act contrary to the contractual terms, for example by influencing Nami Shanghai not to pay the service fees when required to do so. The Company cannot assure that when conflicts of interest arise, shareholders of Nami Shanghai will act in the best interests of the Company or that conflicts of interests will be resolved in the Company’s favor. Currently, the Company does not have existing arrangements to address potential conflicts of interest the shareholders of Nami Shanghai may encounter in their capacity as beneficial owners and directors of the VIE, on the one hand, and as beneficial owners and directors of the Company, on the other hand. The Company believes the shareholders of Nami Shanghai will not act contrary to any of the contractual arrangements and the exclusive option agreements provided the Company with a mechanism to remove the current shareholders of Nami Shanghai should they act to the detriment of the Company. The Company relies on certain current shareholders of Nami Shanghai to fulfill their fiduciary duties and abide by laws of the PRC and act in the best interest of the Company. If the Company cannot resolve any conflicts of interest or disputes between the Company and the shareholders of Nami Shanghai, the Company would have to rely on legal proceedings, which could result in disruption of its business and significant legal costs. There are also substantial uncertainties as to the PRC legal system and the outcome of any such legal proceedings.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 1 – BUSINESS DESCRIPTION (CONTINUED)

The following table sets forth the assets, liabilities, results of operations and changes in cash and cash equivalents of the VIE and its branches taken as a whole, which were included in the Company’s consolidated financial statements with intercompany balances and transactions eliminated between the VIE and the Company:

	December 31, 2019	December 31, 2018
Total current assets	$11,180,916	$1,180,109
Total assets	$13,847,139	$3,233,986
Total current liabilities	$2,841,315	$13,908,850
Total liabilities	$3,724,766	$13,908,850

	For the year ended December 31, 2019	For the year ended December 31 , 2018
Total revenue	$18,911,009	$11,407,879
Net income (loss)	$3,454,635	$(4,195,708)

	For the year ended December 31, 2019	For the year ended December 31, 2018
Net cash provided by (used in) operating activities	$2,090,242	$(3,567,362)
Net cash (used in) investing activities	$(6,078,749)	$(44,445)
Net cash provided by financing activities	$5,447,732	$3,934,029

There were no creditors (or beneficial interest holders) of Nami Shanghai that have recourse to the general credit of the Company in the normal course of business. The Company neither provides nor intends to provide additional financial or other support not previously contractually required to Nami Shanghai. Relevant PRC laws and regulations restrict Nami Shanghai from transferring a portion of its net assets, equivalent to the balance of its paid-in capital, capital reserve and statutory reserves, to the Company in the form of loans and advances or cash dividends. Please refer to Note 16 for disclosure of restricted net assets.

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of presentation

The consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S GAAP”).

Basis of consolidation

The consolidated financial statements include the financial statements of the Company, its subsidiaries and VIE. All significant inter-company transactions and balances have been eliminated.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Uses of estimates

The preparation of consolidated financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during each reporting period. Significant accounting estimates reflected in the consolidated financial statements include but are not limited to estimates and judgments applied in the assessment of the allowance for doubtful accounts receivable, useful lives of property and equipment, impairment of short-term investments and valuation allowance for deferred tax assets. Actual results could differ from those estimates.

Revenue recognition

The Company adopted FASB ASC Topic 606 “Revenue from Contracts with Customers” (“ASC 606”) on January 1, 2018 using the modified retrospective approach. Revenues for the years ended December 31, 2019 and 2018 were presented under ASC 606. There was no adjustment to the opening balance of the deficit at January 1, 2018 since there was no change to the timing and pattern of revenue recognition upon adoption of ASC 606. Under ASC 606, revenue is recognized when control of promised goods or services is transferred to the Company’s customers in an amount of consideration to which an entity expects to be entitled to in exchange for those goods or services.

Under the guidance of ASC 606, the Company is required to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction price to the performance obligations in the contract and (e) recognize revenue when (or as) the Company satisfies each performance obligation. In determining the transaction price, the Company has included variable consideration only to the extent that it is probable that a significant reversal in the amount of cumulative revenue recognized would not occur. Revenues are recorded, net of sales related taxes and surcharges.

The Company earns commissions from its services provided to small and medium size enterprises, underwriters, financial institutions or underlying financial product providers. The Company enters into commission agreements with underwriters, financial institutions and financial product providers which specifies the key terms and conditions of the arrangement. Such agreements are separately negotiated for each transaction and generally do not include rights of return, credits or discounts, rebates, price protection or other similar privileges and are typically paid on or shortly after the transaction is completed. The Company earns service fees from its clients when the investor referred by the Company has entered a purchase or subscription contract with the relevant product provider and fund transfer is completed from investor to provider. Revenue is calculated as a fixed charge rate based on different maturities of the products in addition to the amount of the financial products purchased by the investor. The Company believes such arrangement represents a performance obligation that is satisfied at a point of time, therefore, the intermediary matching service fee is recognized as revenue upon the purchase of the financial products.

Cash and cash equivalents

Cash and cash equivalents consist of cash on hand, money market fund investments, time deposits, as well as highly liquid investments, which have original maturities of three months or less.

Short-term Investments

The Company’s short-term investments include wealth management products that have a stated maturity and normally pay a prospective fixed rate of return, the underlying assets of which are loans receivable or finance lease receivables. Short-term investments are the wealth management products with a remaining contractual maturity date that is usually less than one year but more than three months.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Fair value of financial instruments

The Company follows the provisions of FASB ASC 820, Fair Value Measurements and Disclosures. ASC 820 clarifies the definition of fair value, prescribes methods for measuring fair value, and establishes a fair value hierarchy to classify the inputs used in measuring fair value as follows:

Level 1 — Inputs are unadjusted quoted prices in active markets for identical assets or liabilities available at the measurement date.

Level 2 — Inputs are unadjusted quoted prices for similar assets and liabilities in active markets, quoted prices for identical or similar assets and liabilities in markets that are not active, inputs other than quoted prices that are observable, and inputs derived from or corroborated by observable market data.

Level 3 — Inputs are unobservable inputs which reflect the reporting entity’s own assumptions on what assumptions the market participants would use in pricing the asset or liability based on the best available information.

There were no transfers between level 1, level 2 or level 3 measurements for the years ended December 31, 2019 and 2018. The carrying amounts reported in the balance sheets for cash, accounts receivable, prepayment and other assets, accounts payable, accruals and other liabilities approximate their fair values based on the short-term maturity of these instruments.

There were no assets or liabilities subject to fair value measurement at December 31, 2019 and the financial assets and liabilities subject to fair value measurements at December 31, 2018 were as follows:

December 31, 2018	Level 1	Level 2	Level 3	Total
Wealth management products	$-	$191,404	$-	$191,404
Total short-term investments	$-	$191,404	$-	$191,404

The carrying amounts reported in the balance sheets for cash and cash equivalents, accounts receivable, other receivable, prepayment and other assets, loans to third parties, accounts payable, advances from customers, tax payable, due to related parties and accrued expenses and other current liabilities, approximate their fair value based on the short-term maturity of these instruments.

The Company believes that the carrying amount of the wealth management products approximates their fair value based on the terms of the underlying investments which are reflective of current market rates.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Accounts receivable and allowance for doubtful accounts

Accounts receivable represents the Company’s right to consideration in exchange for intermediary matching services that the Company has provided to the customer before payment is due.

Accounts receivable are stated at the historical carrying amount net of an allowance for uncollectible accounts The Company has not experienced any significant historical uncollectable accounts, and as a policy, the Company establishes an allowance for uncollectible accounts based on estimates, historical experience and other factors surrounding the credit risk of customers. For individual customers where there is an observable indicator of impairment, a specific allowance is provided. The Company evaluates and adjusts its allowance for uncollectable accounts receivable and contract assets on a quarterly basis or more often as necessary. Uncollectible accounts are written off when a settlement is reached for an amount that is less than the outstanding historical balance or when the Company has determined the balance will not be collected. The Company believes that all accounts receivable as of December 31, 2019 and 2018 are collectable and has not provided an allowance for uncollectable accounts.

Leases

In February 2016, the FASB issued a new standard on leases, ASU 2016-02, "Leases (Topic 842)", which requires a lessee to recognize assets and liabilities arising from operating leases. A lessee should recognize a liability to make lease payments (the Lease Liability) and a right-of-use asset representing its right to use the underlying asset for the lease term. For leases with a term of twelve months or less, a lessee is permitted to make an accounting policy election not to recognize lease assets and lease liabilities. In July 2018, the FASB issued an amendment, ASU 2018-11, which provides another transition method in addition to the existing transition methods by allowing entities to initially apply the new lease standard at the effective date and recognize a cumulative-effect adjustment to the opening balance of retained earnings in the period of adoption and to not retrospectively adjust prior periods financial statements.

The Company has adopted the new lease standard on January 1, 2019 and elected to apply practical expedients permitted under the transition method that allow the Company to use the beginning of the period of adoption as the date of initial application, to not recognize lease assets and lease liabilities for leases with a term of twelve months or less, to not separate non-lease components from lease components, and to not reassess lease classification, treatment of initial direct costs, or whether an existing or expired contract contains a lease. The Company did not retrospectively adjust the prior comparative period. Under the new lease standard, the Company determines if an arrangement is or contains a lease at inception. Right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of the remaining lease payments over the lease term. The Company considers only payments that are fixed and determinable at the time of lease commencement. The adoption of the new leasing guidance resulted in recognition of $607,713 of a right-of-use asset and a lease liability as of January 1, 2019.

Property and equipment, net

Property and equipment are recorded at cost. Depreciation is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Office equipment	3-5 years
Electronic equipment	3-5 years
Automobiles	4 years
Leasehold improvements	over shorter of the remaining lease term or expected useful life

The Company charges maintenance, repairs and minor renewals directly to expense as incurred; Major additions and betterment to equipment are capitalized.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Intangible Assets, net

Intangible assets acquired are recorded at cost less accumulated amortization. Amortization is provided in amounts sufficient to amortize the cost of the related assets over their useful lives using the straight-line method, as follows:

Useful life
Software	3-5 years

Income taxes

The Company, its subsidiaries and VIE are subject to the income tax laws of the Cayman Islands, Hong Kong and the PRC. No taxable income was generated outside the PRC for the years ended December 31, 2019 and 2018. The Company accounts for income taxes under FASB ASC 740 which uses the asset and liability method, which requires recognition of deferred tax assets and liabilities for differences between assets and liabilities for financial statement and tax purposes. Deferred taxes represent the future tax consequences for these differences. Deferred tax assets are also provided for carryforward losses which can be used to offset future taxable income. A valuation allowance is established against net deferred tax assets when it is more likely than not that some portion or all the net deferred tax asset will not be realized. The Company considers that no valuation allowance is necessary as of December 31, 2019 and December 31, 2018.

An uncertain tax position is recognized if it is “more likely than not” that the tax position would be sustained in a tax examination, with a tax examination being presumed to occur. Penalties and interest incurred related to underpayment of income tax are classified as income tax expense in the period incurred. The Company evaluates each uncertain tax position (including the potential application of interest and penalties) based on the technical merits, and measure the unrecognized benefits associated with the tax positions. As of December 31, 2019 and 2018, the Company did not have any significant unrecognized uncertain tax positions. The Company does not believe that its unrecognized tax benefits will change over the next twelve months.

As of December 31, 2019, the Company’s PRC tax returns filed for the tax years ended December 31, 2017 through December 31, 2019 remain open for statutory examination by PRC tax authorities. Nami Cayman was incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands. Nami HK is subject to corporate income taxes at 16.5% for revenue generated in Hong Kong. No revenue was generated in Hong Kong for the years ended December 31, 2019.

Value added tax (“VAT”)

Revenue represents the invoiced value of goods and services, net of VAT. VAT is based on the gross sales price and ranges from 6% to 13%, depending on the type of goods or services provided. Entities that are VAT general taxpayers are allowed to offset qualified input VAT paid to suppliers against their output VAT liabilities. The net VAT balance between input VAT and output VAT is recorded in taxes payable. All of the VAT returns filed by the Company’s subsidiaries in China, have been and remain subject to examination by the tax authorities for five years from the date of filing.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Foreign currency translation

Since the Company operates primarily in the PRC, the Company’s functional currency is the Chinese Yuan (“RMB”). The Company’s financial statements have been translated into the reporting currency, the United States Dollar (“USD”). The Company did not have any operation in Hong Kong. Assets and liabilities of the Company are translated at the exchange rate at each balance sheet date. Equity is translated at historical rates. Income and expense accounts are translated at the average exchange rate during the reporting period. The resulting translation adjustments are reported under accumulated other comprehensive income (loss). Gains and losses resulting from the translations of foreign currency transactions and balances are reflected in the consolidated statements of comprehensive income (loss).

The RMB is not freely convertible into foreign currency and all foreign exchange transactions must take place through authorized institutions. No representation is made that the RMB and HKD amounts could have been, or could be, converted into USD at the rates used in translation.

	December 31, 2019		December 31, 2018
Balance sheet items, except for equity accounts	US$	1=RMB 6.9618	US$	1=RMB 6.8755
Amounts included in the statements of operations and cash flows	US$	1=RMB 6.9081	US$	1=RMB 6.6090
Balance sheet items, except for equity accounts	US$	1=HKD 7.7894	US$	1=HKD 7.8305
Amounts included in the statements of operations and cash flows	US$	1=HKD 7.8351	US$	1=HKD 7.8376

Comprehensive income (loss)

Comprehensive income (loss) consists of two components, net income (loss) and other comprehensive income (loss). Other comprehensive income (loss) refers to revenue, expenses, gains and losses that under U.S. GAAP are recorded as an element of shareholders’ equity but are excluded from net income (loss). Other comprehensive income (loss)

Comprehensive income (loss) (continued)

solely consists of foreign currency translation adjustments resulting from the Company not using the U.S. dollar as its functional currency.

Certain risks and concentrations

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist primarily of cash and cash equivalents and accounts receivable. As of December 31, 2019, and 2018, $2,114,418 and $415,486 of the Company’s cash and cash equivalents was on deposit at financial institutions in the PRC, which the management believes are of high credit quality. On May 1, 2015, China’s new Deposit Insurance Regulation came into effect, pursuant to which banking financial institutions, such as commercial banks, established in China are required to purchase deposit insurance for deposits of up to RMB 500,000 (USD $72,000). and for foreign currency placed with them. Such Deposit Insurance Regulation would not be effective in providing complete protection for the Company’s accounts, as its aggregate deposits are much higher than the compensation limit. However, the Company believes that the risk of failure of any of these Chinese banks is remote. Bank failure is uncommon in China and the Company believes that those Chinese banks that hold the Company’s cash and cash equivalents, restricted cash and short-term investments are financially sound based on public available information. The amount in excess of insured limits at December 31, 2019 and 2018 was approximately $,1,968,000 and $330,000, respectively.

Substantially all the Company’s revenue is derived from customers that are located primarily in China. The Company has a concentration of its revenues with specific customers. For the year ended December 31, 2019, three customers accounting for 41.7%, 25.3% and 12.4% of the Company’s total revenue. For the year ended December 31, 2018, two customers accounting for 77.2% and 20.9% of the Company’s total revenue.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Earnings (loss) per share

The Company follows FASB ASC 260 “Earnings Per Share” (“EPS”) and presents basic and diluted EPS. Basic EPS is measured as net income (loss) divided by the weighted average common shares outstanding for the period. Diluted EPS is similar to basic EPS but presents the dilutive effect on a per share basis of potential common shares (e.g., convertible securities, options and warrants) as if they had been converted at the beginning of the periods presented, or issuance date, if later. Potential common shares that have an anti-dilutive effect (i.e., those that increase income per share or decrease loss per share) are excluded from the calculation of diluted EPS. As of December 31, 2019 and 2018, there were no dilutive shares.

Statements of cash flows

In accordance with FASB ASC Topic 230, Statement of Cash Flows, cash flows from the Company are calculated based upon the local currencies and translated at the average exchange rates during the reporting period. As a result, amounts related to assets and liabilities reported on the Company’s statements of cash flows will not necessarily agree with changes in the corresponding balances on the balance sheet.

Recent Accounting Pronouncements

The Company considers the applicability and impact of all new accounting standards and updates (“ASUs”). Management periodically reviews new accounting standards that are issued.

In June 2016, the FASB amended guidance related to the impairment of financial instruments as part of ASU 2016-13 “Financial Instruments – Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments,” which will be effective January 1, 2020. The guidance replaces the incurred loss impairment methodology with an expected credit loss model for which a company recognizes an allowance based on the estimate of expected credit loss. In November 2018, the FASB issued ASU No. 2018-19, Codification Improvements to Topic 326, Financial Instruments - Credit Losses, which clarified that receivables from operating leases are not within the scope of Topic 326 and instead, impairment of receivables arising from operating leases should be accounted for in accordance with Topic 842. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-13, “Fair Value Measurement (Topic 820): Disclosure Framework Changes to the Disclosure Requirements for Fair Value Measurement” (“ASU 2018-13”). ASU 2018-13 modifies the disclosure requirements on fair value measurements. ASU 2018-13 is effective for public entities for fiscal years beginning after December 15, 2019, with early adoption permitted for any removed or modified disclosures. The removed and modified disclosures will be adopted on a retrospective basis and the new disclosures will be adopted on a prospective basis. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17 (“ASU 2018-17”), “Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities.” The updated guidance requires entities to consider indirect interests held through related parties under common control on a proportional basis rather than as the equivalent of a direct interest in its entirety when determining whether a decision-making fee is a variable interest. The amendments in this update are effective for entities other than private companies for fiscal years beginning after December 15, 2019, and interim periods within fiscal years. These amendments should be applied retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company does not expect this guidance will have a material impact on its consolidated financial statements.

Except for the above-mentioned pronouncements, there are no new recently issued accounting standards that the Company believes will have material impact on the Company’s consolidated financial statements.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 3 – SHORT-TERM INVESTMENTS

The following table summarized the Company’s short-term investments as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Wealth management products	$-	$174,533
Total short-term investments at cost	-	174,533
Add: Accrued interest receivable	-	16,871
Total short-term investments, net	$-	$191,404

As of December 31, 2018, the short-term investments consist of wealth management products issued by financial institutions of which the underlying assets are loans receivable or capital lease receivables. The investments have a stated maturity of 12 months by March 31, 2019 or matures on March 31, 2019 and pay a prospective fixed rate of return of 12%. The Company recorded investment income on the product of $4,006 and $17,552 for the years ended December 31, 2019 and 2018, respectively, which were presented in the consolidated statements of operations.

Note 4 – ACCOUNTS RECEIVABLE, NET

The following is a summary of accounts receivable as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Accounts receivable	$2,928,776	$38,125
Less: allowance for uncollectable accounts	-	-
Accounts receivable, net	$2,928,776	$38,125

For the years ended December 31, 2019 and 2018, the Company did not write off any uncollectable accounts.

Note 5 – LOAN TO THIRD PARTIES

Loan to third parties consists of the following:

	As of December 31,
	2019	2018
Hangzhou Qianxi Technology Co., Ltd (1)	$5,620,821	$-
Less: current portion	5,620,821	-
Loans to third parties – noncurrent portion	$-	$-

(1)	The Company made a loan of $5,620,821 (or RMB 39,131,035) to Hangzhou Qianxi Technology Co., Ltd. on December 15, 2019. The loan is due on January 14, 2020 with no interest. On January 14, 2020, the Company received repayment of the amount.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 6 – PREPAYMENTS AND OTHER CURRENT ASSETS

The following is a summary of prepayments and other current assets as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Prepaid rent	$329,331	$308,541
Rent deposit	84,949	138,003
Prepaid property management fee	42,315	19,065
Other prepayments and deposits	60,306	69,485
Prepayments and other current assets	$516,901	$535,094

Note 7 – PROPERTY AND EQUIPMENT, NET

Property and equipment consist of the following:

	As of December 31,	As of December 31,
	2019	2018
Office equipment	$225,829	$319,601
Electronic equipment	324,470	526,799
Automobile	134,922	-
Leasehold improvement	441,871	571,985
Total property and equipment	1,127,092	1,418,385
Accumulated depreciation	(638,360)	(1,060,529)
Property and equipment, net	$488,732	$357,856

Depreciation expense on property and equipment for the years ended December 31, 2019 and 2018 was $275,642 and $257,508, respectively. During the years ended December 31, 2019 and 2018, the Company disposed of certain obsolete equipment for no proceeds and recognized a loss of $80,717 and $73, respectively.

Note 8 – INTANGIBLE ASSETS, NET

The following is a summary of intangible assets as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Software	$131,418	$20,101
Less: accumulated amortization	12,526	5,025
Intangible assets, net	$118,892	$15,076

Amortization expense on intangible assets for the years ended December 31, 2019 and 2018 was $7,203 and $7,967, respectively.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 9 – OTHER PAYABLES

The following is a summary of other payables as of December 31, 2019 and 2018:

	As of December 31,
	2019	2018
Payable to employees	$190,098	$267,649
Due to Chengdu Hui Chuangyu	85,682	86,757
Payable to labor service agency	-	71,122
Other	14,600	9,588
Total	$290,380	$435,116

Note 10 – RELATED PARTY BALANCES TRANSACTIONS

Due to related parties consists of the following:

	As of December 31,
	2019	2018
Jing Zhao (1)	$-	$11,252,849
Fang Zhao(2)	-	509,054
Total	-	11,761,903
Less: current portion	-	11,761,903
Loans to third parties – noncurrent portion	$-	$-

(1)	The Company borrowed from Jing Zhao, a relative of the controlling shareholder of Nami Shanghai, Jinbao Li. The loan was due on demand with no interest. On December 27, 2019, the Company repaid the loan.

(2)	On September 30, 2018, the Company borrowed $509,054 (or RMB 3,500,000) Fang Zhao, a relative of the controlling shareholder of Nami Shanghai, Jinbao Li. The loan was due on demand with no interest. On December 27, 2019, the Company repaid the loan.

Note 11 – INCOME TAXES

Taxes payable consisted of the following:

	December 31, 2019	December 31, 2018
Income taxes payable	$-	$-
VAT tax payable	502,087	565,229
Business tax payable	63,148	54,776
Other taxes payable	11,869	9,078
Total taxes payable	$577,104	$629,083

The total amount of unpaid tax liabilities was accrued based on the calculation using the current prevailing tax rates without including potential interest and penalties because management cannot be certain as to how much interest and penalties would be assessed, if any. Due to uncertainties associated with the status of examinations, including the protocols of finalizing audits by the relevant tax authorities, there is a high degree of uncertainty regarding the future cash outflows associated with the interest and penalties on these unpaid tax balances. The final outcome of this tax uncertainty is dependent upon various matters including tax examinations, interpretation of tax laws or expiration of the statute of limitations.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 11 – INCOME TAXES (CONTINUED)

Value-added tax ("VAT")

The Company is subject to VAT and related surcharges in China for providing intermediary matching services between financial products providers and qualified investors. The applicable VAT rate is 6%. The amount of VAT liability is determined by applying the applicable tax rate to the invoiced amount of services provided (output VAT) less VAT paid on purchases made with the relevant supporting invoices (input VAT). The Company is also subject to surcharges on VAT payments according to PRC tax law.

Income taxes

Cayman

Nami Cayman was incorporated in the Cayman Islands and is not subject to income taxes under the current laws of the Cayman Islands.

Hong Kong

Nami HK is subject to corporate income taxes at 16.5% for revenue generated in Hong Kong. No revenue was generated in Hong Kong for the years ended December 31, 2019 and 2018.

PRC

Naqing and Nami Shanghai and its branches are governed by the Income Tax Laws of the PRC concerning private-run enterprises, which are subject to a statutory tax rate of 25% on its net income, determined in accordance with PRC rules, reported in the statutory financial statements after appropriate tax adjustments.

The Company’s income tax provision (benefit) is as follows:

	For the years ended December 31,
	2019	2018
Current tax provision	$737	$5,518
Deferred tax provision (benefit)	1,418,663	(224,645)
Total	$1,419,400	$(219,127)

Reconciliation between the provision for income taxes computed by applying the PRC income tax rate of 25% to loss before income taxes and the actual provision of income taxes is as follows:

	For the years ended December 31,
	2019	2018

Income (loss) before income taxes	$4,874,035	$(4,414,835)
PRC tax rate	25%	25%
Income tax (benefit) computed at statutory tax rate	1,218,509	$(1,103,709)
Reconciling items:
Effect of non-deductible expenses	200,891	884,582
Income tax expense (benefit)	$1,419,400	$(219,127)
Effective tax rate	29.12%	4.96%

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 11 – INCOME TAXES (CONTINUED)

According to PRC tax regulations, net operating losses can be carried forward to offset future operating income for five years. As of December 31, 2019, the Company had approximately $0.23 million net operating loss carry forward for PRC tax purpose, which would expire in year 2023.

The following table summarizes deferred tax assets resulting from differences between financial accounting basis and tax basis of assets:

	December 31, 2019	December 31, 2018
Deferred tax assets
Net operating loss carryforwards	$230,987	$1,659,276
Less: valuation allowance	-	-
Net deferred tax assets	$230,987	$1,659,276

	For the years ended December 31,
	2019	2018
Movement of deferred tax assets:
Balance beginning of the year	$1,659,276	$1,525,240
Add: deferred tax provision	-	224,645
Less: deferred tax provision used	(1,418,663)	-
Foreign currency translation adjustments	(9,626)	(90,609)
Balance at the end of the year	$230,987	$1,659,276

As of December 31, 2019 and 2018, no valuation allowance against the deferred tax asset was considered necessary since the Company expects to be profitable in future years and believes it will utilize the benefits.

Note 12 – SHAREHOLDERS’ EQUITY

Nami Cayman was established under the laws of the Cayman Islands on May 02, 2019. The authorized number of ordinary shares is 50,000 shares with par value of $1 each. As of December 31, 2019, and 2018, 50,000 ordinary shares were issued and outstanding. The shares are presented on a retroactive basis to reflect the nominal share issuance.

Nami Shanghai, the main operating entity, was incorporated on June 4, 2015 in the PRC. On December 27, 2019, the same group of shareholders of Nami Cayman injected into Nami Shanghai $17,154,130 (or RMB 120,000,000).

Statutory Reserves

In accordance with the PRC Company Laws, a domestic company is required to provide a statutory reserve fund of at least 10% of its annual after-tax profits as reported under the PRC GAAP until such statutory reserves has reached

50% of its registered capital. A domestic company is also required to provide discretionary statutory reserves, from its annual after-tax profits as reported under the PRC GAAP. These reserves can only be used for specific purposes and are not transferable by the PRC Entities in the form of loans, advances or cash dividends.

As of December 31, 2019, and 2018, the balances of the statutory reserves were nil and nil, respectively.

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 12 – SHAREHOLDERS’ EQUITY (CONTINUED)

Restricted Net Assets

As a result of PRC laws and regulations and the requirement that distributions by PRC entities can only be paid out of distributable profits computed in accordance with PRC GAAP, the PRC entities are restricted from transferring a portion of their net assets to the Company. The restricted net assets consist of paid-in capital of the Company’s PRC entities. As of December 31, 2019, the restricted net assets that are not available for distribution amounted to approximately $10.1 million.

Note 13 – COMMITMENTS AND CONTINGENCIES

Contingencies

The Company may become involved in various legal proceedings, claims and other disputes arising from the commercial operations, projects, employees and other matters which, in general, are subject to uncertainties and in which the outcomes are not predictable. The Company determines whether an estimated loss from a contingency should be accrued by assessing whether a loss is deemed probable and can be reasonably estimated. As of December 31, 2019, and 2018, the Company was not aware of any litigation, lawsuits or claims against them.

Note 14 – OPERATING LEASE

Leases are classified as operating leases or finance leases in accordance with FASB ASC 842. The Company’s operating leases principally are for office facilities. For leases with terms greater than 12 months, the Company records the related right-of-use asset and the corresponding lease liability at the present value of lease payments over the term of the lease. Certain leases include rental escalation clauses, renewal options and/or termination options, which are factored into the Company’s determination of lease payments when appropriate. As of December 31, 2019, the weighted average remaining lease term was 2.25 years and the weighted average discount rate was 4.75% for the Company’s operating leases. The Company’s lease costs are included within selling and administrative expenses on the consolidated statement of operations. For the year ended December 31, 2019 and 2018, the lease cost amounted to $1,418,982 and $1,618,679, respectively.

The future undiscounted aggregate minimum lease payments under non-cancellable operating leases are as follows as of December 31, 2019:

For the Year Ending December 31,
2020	$837,582
2021	631,135
2022	283,451
2023	-
2024	-
thereafter	-
Total undiscounted future minimum lease payments	1,752,168
Less: Amounts representing interest	91,931
Total present value of operating lease liabilities	1,660,237
Less: current portion of operating lease liabilities	776,786
Non-current portion of operating lease liabilities	$883,451

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 15 – SUBSEQUENT EVENTS

In December 2019, a novel strain of coronavirus (COVID-19) surfaced. COVID-19 has spread rapidly to many parts of the PRC and other parts of the world in the first quarter of 2020, which has caused significant volatility in the PRC and international markets. There is significant uncertainty around the breadth and duration of business disruptions related to COVID-19, as well as its impact on the PRC and international economies and, as such, the Company is unable to determine if it will have a material impact to its operations. The Company expects to generate approximately $38.2 million (RMB 263.5 million) revenue from its intermediary matching services in 2020.

Note 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY

The Company’s PRC subsidiaries and VIE are restricted in their ability to transfer a portion of their net assets to the Company. The payment of dividends by entities organized in China is subject to limitations, procedures, and formalities. Regulations in the PRC currently permit payment of dividends only out of accumulated profits as determined in accordance with accounting standards and regulations in China. The Company’s subsidiary and its VIEs are also required to set aside at least 10% of its after-tax profit based on PRC accounting standards each year to its statutory reserve account until the cumulative amount of such reserves reaches 50% of its respective registered capital. The aforementioned reserves can only be used for specific purposes and are not distributable as cash dividends.

The condensed financial information of the parent company has been prepared in accordance with SEC Regulation S-X Rule 5-04 and Rule 12-04, using the same accounting policies as set out in the Company’s consolidated financial statements, except that the Company uses the equity method to account for investments in its subsidiaries and VIE. The footnote disclosures generally included in financial statements prepared in accordance with U.S. GAAP have been condensed or omitted. The footnote disclosures contain supplemental information relating to the operations of the Company, as such, these statements are not the general-purpose financial statements of the reporting entity and should be read in conjunction with the notes to the consolidated financial statements of the Company.

a) Condensed balance sheets

	December 31, 2019	December 31, 2018
ASSETS:
Investment in subsidiaries and VIE	$10,122,373	$(10,674,864)
TOTAL ASSETS	$10,122,373	$(10,674,864)

SHAREHOLDERS’ EQUITY (DEFICIT)
Common share, US$1 par value, 50,000 shares authorized, 50,000 shares issued and outstanding as of December 31, 2019 and 2018, respectively	$50,000	$-
Additional paid-in capital	17,104,130	-
(Deficit)	(7,499,438)	(10,954,073)
Accumulated other comprehensive income (loss)	467,681	279,209
TOTAL SHAREHOLDERS’ EQUITY (DEFICIT)	$10,122,373	$(10,674,864)

NAMI HOLDING (CAYMAN) CO., LTD. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(AMOUNTS IN US DOLLARS)

Note 16 – CONDENSED FINANCIAL INFORMATION OF THE PARENT COMPANY (CONTINUED)

ADDITIONAL FINANCIAL INFORMATION OF PARENT COMPANY

b) Condensed statements of comprehensive income

	For the years ended December 31,
	2019	2018

Equity income (loss) of subsidiaries and VIE	$3,454,635	$(4,195,708)
NET INCOME (LOSS)	3,454,635	(4,195,708)
OTHER COMPREHENSIVE INCOME (LOSS)
Foreign currency translation adjustment	188,472	539,517
COMPREHENSIVE INCOME (LOSS)	$3,643,107	$(3,656,191)

c) Condensed statements of cash flow:

For the years ended December 31,
	2019	2018
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$3,454,635	$(4,195,708)
Equity (income) loss in subsidiaries and VIE	(3,454,635)	4,195,708
	-	-
NET CASH USED IN OPERATING ACTIVITIES	-	-
NET CASH PROVIDED BY INVESTING ACTIVITIES	-	-
NET CASH PROVIDED BY FINANCING ACTIVITIES	-	-
-
NET INCREASE IN CASH	-	-
CASH —beginning of year	-	-
CASH —end of year	$-	$-
SUPPLEMENTAL CASH FLOW DISCLOSURES:
Cash paid for income taxes	$-	$-
Cash paid for interest	$-	$-